August 16, 2024

Mr. Suminto
Director General
Republic of Indonesia
Bank Indonesia New York
25/F, 200 Vesey Street
New York, NY 10285

       Re: Republic of Indonesia
           Registration Statement on Form S-B
           Filed July 22, 2024
           File No. 333-280933
Dear Mr. Suminto:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-B, Filed July 22, 2024
Description of the Republic of Indonesia
Environment, page D-8

1. We note your disclosure regarding Indonesia's commitment to achieving climate targets. We also note your disclosure in the Economy and Gross Domestic Product section identifying coal, oil and gas, and forestry - among others - as key drivers of Indonesia's economic growth. Please update the disclosure in this section to clarify what impact
       Indonesia's environmental policy goals have had on Indonesia's principal economic sectors and how Indonesia plans on balancing future growth in these sectors with the republic's upcoming 2030 clean energy commitments.
 August 16, 2024
Page 2
Infrastructure Development
Progress on the Development of Nusantara, page D-45

2. We note the disclosure surrounding the 2024 general election and the victory of Prabowo
       Subianto for the office of the presidency. We also note the substantial commitment by the state budget towards the construction of Nusantara. Please update your disclosure, here or elsewhere you deem appropriate, to confirm whether the incoming administration is expected to maintain the current administration's commitment to the Nusantara construction project.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Michael Coco at 202-551-3253
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance
cc:   Felipe Duque